

January 20, 2012

Via E-mail

Toby Li
China Dredging Group Co., Ltd.
Floor 18, Tower A
Zhongshan Building No. 154
Hudong Road, Gulou District
Fuzhou City, Fujian Province 350001
People's Republic of China

> **Re:** **China Dredging Group Co., Ltd.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed January 10, 2011**
> **File No. 333-178362**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1 Legality opinion

1. Where you define "Shares", please clarify that you are referring to the Ordinary Shares underlying the ADSs. As drafted, the definition could be read to mean that you are referring to the ADSs themselves, which would be covered by a separate opinion filed with a Form F-6 registering the ADSs.

Exhibit 8.3 Tax opinion

2. Please note that if you include counsel's short-form opinion as an exhibit to the registration statement, the opinion filed as Exhibit 8 should confirm that the discussion in the prospectus serves as the tax opinion, and the tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel, and the disclosure must clearly identify and articulate the opinion being rendered. The opinion should not state that the discussion is a fair and accurate summary of material consequences, as this statement fails to identify the specific tax issue(s) that are the subject of the opinion, and only opines on the manner in which tax consequences are described in the prospectus. Please see Staff Legal Bulletin No. 19, which is available on our website at www.sec.gov, for more information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew Ledbetter, Esq. (Via E-mail)